MediVac Limited
Level 2, 497 Darling Street
Balmain NSW 2041
Australia

Re: Agreements

Dear Paul:

Based upon our recent discussions, letters, and emails we have come to various agreements with respect to Globetech Environmental Inc. ("Globetech") and MediVac Limited ("MediVac"). The proposed agreements will require further documentation and approvals, including the preparation and approval of formal agreements setting forth specific terms and conditions (the "Definitive Agreements"). Before we proceed with those steps, I would like to confirm that my understanding of the principal terms and conditions of the agreements is consistent with yours, and that all parties are willing to proceed in mutual good faith to work toward the Definitive Agreements consistent with these terms.

Joint Venture

Globetech and MediVac wish to vary the terms of its Joint Venture agreement. Globetech shall pay for Globetech's expenses incurred with respect to the Joint Venture without a right of setoff from MediVac. MediVac shall pay for MediVac's expenses incurred with respect to the Joint Venture without a right of setoff from Globetech. Each party's claims against the other related to the Joint Venture are withdrawn and each party agrees not to bring claims against the other related to the Joint Venture.

MetaMizer Manufacturing Agreement

Subject to verification of costings, Globetech shall, pursuant to a mutually agreeable manufacturing agreement, manufacture MetaMizers for MediVac. The terms and conditions of the manufacturing agreement shall include, but shall not be limited to, the sale of such manufactured MetaMizers to MediVac at a price equal to cost plus twenty percent (20%).

License to Sell MetaMizers

Globetech shall, pursuant to a mutually agreeable licensing agreement, be permitted to sell MetaMizers. The terms and conditions of the licensing agreement shall include, but shall not be limited to the following:
1.   The term shall be twelve (12) months from the signing of the License Agreement;
2.   Globetech shall have the exclusive right to sell MetaMizers in North and South America, and the European Union,
3.   Globetech shall not sell MetaMizers in Australia and Japan; and
4.   Globetech shall pay MediVac a royalty of twelve and one-half percent (12.5%) of the sales price for any MediVac unit sold by Globetech.

License to Sell LogMeds

MediVac shall, pursuant to a mutually agreeable licensing agreement, be permitted to sell Globetech LogMeds (which were formerly known as LogMeds). The terms and conditions of the licensing agreement shall include, but shall not be limited to the following:

      1.   The term shall be twelve (12) months from the signing of the License Agreement.

      2.   MediVac shall purchase at least three (3) LogMeds from Globetech within 12 months from the signing of the License Agreement.

      3.   MediVac shall have the exclusive right to sell LogMeds in Australia.

      4.   MediVac shall not sell LogMeds to parties outside Australia without prior written permission from Globetech.

      5.   LogMeds cannot be sold to parties in Australia with delivery to a location outside of Australia without prior written permission from Globetech.

MediVac Loan to MediVac

Globetech agrees to repay the loan from MediVac to Globetech upon receipt of an irrevocable letter of credit or suitable cash down payment for the first order for a LogMed placed through MediVac.

If your understanding is consistent with mine, please sign in the space provided and return this letter to me. I look forward to working with you on completing this transaction.

This letter may be executed in one or more counterparts, each of which is deemed an original and all of which together are considered one and the same. A facsimile copy hereof is deemed an original, and has the same effect as if the original hereof were actually received.

GLOBETECH ENVIRONMENTAL, INC.

_____   _____
BY: Theodor Hennig, CFO   DATE

MEDIVAC LIMITED

_____   _____
BY: ___Paul McPherson_____, _____   DATE November 11, 2007

C:\Documents and Settings\Paul\My Documents\Medivac\Globetech\JV Agreement\Medivac Letter_of_Intent[final].DOC